

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Brett Goss
Chief Executive Officer
LIBERTY STAR URANIUM & METALS CORP.
2 East Congress Street, Suite 900
Tucson, Arizona 85701

      Re: LIBERTY STAR URANIUM & METALS CORP.
          Form 10-K for the Fiscal Year Ended January 31, 2023
          Filed May 16, 2023
          File No. 000-50071

Dear Brett Goss:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation